Mail Stop 4561

October 20, 2009

Richard A. Covel
Vice President and General Counsel
Dynamics Research Corporation
60 Frontage Road
Andover, MA 01810-5498

      Re: **Dynamics Research Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              File No. 001-34135

Dear Mr. Covel:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

              Sincerely,

              Patrick Gilmore
              Accounting Branch Chief